QUATERRA RESOURCES COMPLETES US$1.5 MILLION FIRST TRANCHE
OF PRIVATE PLACEMENT AND APPOINTS NEW BOARD MEMBERS

September 13, 2021, Vancouver, British Columbia - Quaterra Resources Inc. (the "Company") (TSX-V: QTA) (OTCQB: QTRRF) is pleased to announce that it has completed the first tranche of its previously announced non-brokered private placement (the "Private Placement").  Pursuant to the first tranche, the Company has issued 26,105,833 units ("Units") at a price of US$0.06 (C$0.075) per Unit for gross proceeds of US$1,566,350 (C$1,957,937).

Each Unit consists of one common share of the Company and one share purchase warrant (a "Warrant"). Each Warrant entitles the holder to acquire one additional common share of the Company at an exercise price of US$0.10 per share for a period of three years from the date of closing.  The Warrants contain a forced exercise provision if the daily volume weighted average trading price of the common shares of the Company on the TSX Venture Exchange is equal to or greater than US$0.30 for a period of 10 consecutive trading days.

Proceeds of the Private Placement will be used primarily for general working capital.  The securities will be subject to a hold period expiring on January 14, 2022 in accordance with applicable securities laws.

In connection with the completion of the first tranche of the Private Placement, the Company paid a total of US$22,974 and issued 382,900 finder's warrants as finder's fees. The finder's warrants will be exercisable at US$0.10 per share for a period of 3 years from the date of closing.

The Company is pleased to announce that Stephen Goodman and Tony Alford have been appointed as directors of the Company.  Stephen Goodman also serves as the President of the Company and effective September 15th will assume the position of Chief Financial Officer.

Tony Alford brings to the board a history of executive leadership, including serving as a director of Revett Minerals Inc. in 2009 and 2010, where he was part of the team that rang the bell on the NYSE Amex listing of the company. Mr. Alford is the Founder and President of PBA Consultants, Inc., a firm specializing in tax savings and cost reduction services, for many of the fortune 500 companies across the USA. In 1993 Mr. Alford founded Alford Investments focusing on real estate investment properties, pharmacy distribution, food related and natural resource companies.

The Company also announces that John Kerr, LeRoy Wilkes, and Terrence Eyton have resigned as directors of the Company.

On behalf of the Board of Directors,

Stephen Goodman

President

For more information please contact:

Karen Robertson

Corporate Communications

778-898-0057

Email: info@quaterra.com

Website: www.quaterra.com

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.